Exhibit 6.3

Name: Diana Machado

Address: 272 Dunvegan Road

Edmonton, AB

T5L 5E6

Re:	Offer of Employment

We are pleased to offer you a position as an employee of Lady Loans (the “Company”) in the role of Chief Executive Officer (CEO). This letter, if accepted, sets forth the terms of your employment with the Company, and we look forward to your contribution.

I.	Remuneration

Your annual base salary will be $ 125,000 per year paid out monthly, less all applicable deductions payable in monthly installments in accordance with the Company’s established pay periods.

The CEO will be awarded an annual bonus between $5,000 to $50,000 based on the performance of the company. Key Performance Indicators (KPI)will be selected and review semi-annually by the Directors of the company. KPI’s will be based but not limited to the company’s loan book growth, revenue target and achieving milestones of raising capital.

You will also be eligible for a yearly performance and salary review. The first review will occur during the first months (12) months of your employment by the Company.

II.	Vacation:

You shall be entitled to Four weeks (20) days per year.

III.	Position and Duties

As CEO you will be responsible for duties such as:

1.	Development of the company’s short- and long-term strategy

2.	Provide inspired Leadership company- wide

3.	Creating and implementing the company Vision and Purpose

4.	Report to the board of directors and keep them informed

5.	Develop and implement operational policies and a strategic plan

6.	Help with recruiting staff members when necessary

7.	Create an environment that promotes exceptional performance and positive morale

8.	Oversee the company’s fiscal activity, including budgeting, reporting, and auditing

9.	Oversee the day-to-day operation of the company

10.	Primary spokespersons for the company

You acknowledge that your position within the Company and the duties attaching thereto, including those set out herein, may be amended or added to by the Company from time to time.

You will devote all your time, attention, skill, and effort to the business on a full-time basis. You shall not, either directly or indirectly, be employed or engaged in any capacity in promoting, undertaking, or carrying on any other business, without the Company’s prior written approval.

IV.	Non-Competition and Non-Solicitation

You hereby agree that, while you are employed by the Company and for one (1) year following the termination of your employment with the Company, you will not directly or indirectly: (i) solicit or induce or engage others to solicit or offer employment to any employee of the Company or interfere in any way with any employer/employee relationship between the Company and their respective employees; or (ii) be employed by or have any interest whatsoever in any microloans business in Canada that is competitive with the Company in the same or similar capacity to that which you were employed with the Company at the date of resignation or termination of your employment with the Company.

V.	Representation and Warranty

You hereby represent and warrant to the Company that you are not party to any written or oral agreement with any third party that would restrict your ability to enter into the herein Agreement or the Company’s Confidentiality and Proprietary Information Agreement or to perform your obligations hereunder and that you will not, by joining the Company, breach any non-disclosure, proprietary rights, non-competition, non-solicitation, or other covenant in favour of any third party.

VI.	Term and Termination

Your employment with the Company will be for an indefinite term. Your employment may be terminated by the Company:

i.	Termination without cause: this employment agreement may be terminated without cause provision of payment in lieu of notice and severance pay in accordance with the provisions of the Employment Standards Act.

ii.	Termination with cause: the organization may terminate this Employment Agreement at any time for cause, without any prior notice or pay in lieu thereof. The definition of “cause” can be,

a.	Any misconduct by the Employee which at common law constitutes “cause” or “just cause,”

b.	Any material breach of the provisions of the Employment Agreement,

c.	Any conviction for an offence that is punishable on summary conviction, as an indictable offence, or both, that would compromise the ability of the Employee to actively work for the organization.

Upon such termination, you shall have no other claim against the Company for damages, termination pay, severance pay, pay in lieu of notice of termination, statutory or otherwise, except in respect of remuneration earned, due and owing to the effective date of termination and for the payment of such amounts as specifically provided for herein.

VII.	Miscellaneous

This Agreement, together with the Company’s Confidentiality and Proprietary Information Agreement, contains the entire understanding between you and the Company relating to your employment and the additional matters provided for therein, and supersedes and replaces any prior verbal or written agreements between the Company and you. This Agreement may be amended or altered only in a writing signed by you and the Company. This Agreement shall be construed and interpreted in accordance with the laws of the Province of Alberta. Each provision of this Agreement is severable from the others, and if any provisions hereof shall be to any extent unenforceable, it and the other provisions shall continue to be enforceable to the full extent allowable, as if such offending provision had not been a part of this Agreement. This Letter shall not be interpreted as in any way waiving or contracting out of the ESC. This letter contains our mutual understanding and there shall be no presumption of strict interpretation against either party.

VIII.	Acknowledgement

You acknowledge that you have read this Agreement and fully understand the nature and effect of it and the terms contained herein and that the said terms are fair and reasonable and correctly set out to your understanding and intention.

The offer of employment herein is also contingent on your executing the Company’s Confidentiality and Proprietary Information Agreement, a copy of which is attached hereto. All written notices provided for under this Agreement may be given by personal delivery or by registered mail.

If you have any questions about this offer, please contact me. If you find this offer acceptable, please sign, and date this letter below and return one copy to me by DATE.

Sincerely,

I agree to the terms and conditions of the foregoing offer.

Per:

Name:

Date:

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